Exhibit 99

NATIONAL FUEL GAS
CONSOLIDATED STATEMENTS OF INCOME
(UNAUDITED)

	Twelve Months Ended
	March 31,
(Thousands of Dollars)	2020	2019

INCOME
Operating Revenues:
Utility and Energy Marketing Revenues	$741,897	$877,075
Exploration and Production and Other Revenues	649,861	591,893
Pipeline and Storage and Gathering Revenues	194,065	205,931
	1,585,823	1,674,899

Operating Expenses:
Purchased Gas	263,110	400,877
Operation and Maintenance:
Utility and Energy Marketing	173,978	170,571
Exploration and Production and Other	151,173	138,274
Pipeline and Storage and Gathering	112,791	110,294
Property, Franchise and Other Taxes	88,233	87,282
Depreciation, Depletion and Amortization	298,572	253,894
Impairment of Oil and Gas Producing Properties	177,761	—
	1,265,618	1,161,192

Operating Income	320,205	513,707

Other Income (Expense):
Other Income (Deductions)	(20,540)	(20,101)
Interest Expense on Long-Term Debt	(101,614)	(106,424)
Other Interest Expense	(5,725)	(4,700)

Income Before Income Taxes	192,326	382,482

Income Tax Expense	100,769	88,207

Net Income Available for Common Stock	$91,557	$294,275

Earnings Per Common Share:
Basic:
Net Income Available for Common Stock	$1.06	$3.42

Diluted:
Net Income Available for Common Stock	$1.05	$3.40

Weighted Average Common Shares Outstanding:
Used in Basic Calculation	86,390,010	86,050,574

Used in Diluted Calculation	86,808,265	86,668,827